Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

August 19, 2022

Division of Corporation Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Conlon Danberg and Ms. Celeste Murphy

Re:	JATT Acquisition Corp
Draft Registration Statement on Form S-4 Submitted July 6, 2022
CIK No. 0001855644

Dear Mr. Danberg and Ms. Murphy:

On behalf of our client, JATT Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated August 3, 2022 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-4 that was confidentially submitted by the Company on July 6, 2022 (the “Draft Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Draft Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form S-4 Submitted July 6, 2022 Cover Page

1.	Please revise your description of the Subscription Agreement entered into on June 16, 2022 to identify the name of the PIPE Investor and revise the description of the Forward Purchase Agreement entered into on January 27, 2022 to identify the name of the FPA Investors. Additionally, please file the Subscription Agreement and Forward Purchase Agreement as exhibits to the Registration Statement.

Response: We acknowledge the Staff’s comment and revised the disclosures on the cover page

2.	Please file the Sponsor Forfeiture Agreement as an exhibit to the Registration Statement. Additionally, please expand on the description of the share forfeiture as being on “a sliding scale ranging from 1% to 70%” to include or specifically reference the schedules contained in Exhibit A to the Sponsor Forfeiture Agreement.

Response: We acknowledge the Staff’s comment and revised the disclosure on the cover page and pages 3, 10, 35 and 123 and have filed the Sponsor Forfeiture Agreement as Exhibit 10.18 to the Registration Statement.

Frequently Used Terms, page 1

3.	Please include the definition of “Exchange Ratio” in the prospectus rather than referring readers to the definition included in the Business Combination Agreement.

Response: We acknowledge the Staff’s comment and revised the disclosure on page 1.

Questions and Answers About the Business Combination and the Meeting

What happens if a substantial number of public shareholders vote in favor of the business combination proposal and exercise..., page 8

4.	We refer to your disclosure here and on pages 31 and 115 that the sensitivity table “sets forth the potential additional dilutive impact of each of the Additional Dilution Sources in each redemption scenario” and that “[i]ncreasing levels of redemption will increase the dilutive effects of these issuances on non-redeeming shareholders.” Please define the term “Additional Dilution Sources” and ensure that the sensitivity table discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and convertible securities, including warrants, retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. In this regard, we note that the current table appears to assume no dilution from any Public Warrants, Private Placement Warrants, New JATT Options, Holdco Options, or conversion of working capital loans.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 10, 35 and 122.

5.	It appears that the underwriting fees of Raymond James in the IPO remain constant and are not adjusted based on redemptions. Please revise your disclosure to provide the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 11, 36 and 123.

Questions and Answers About the Business Combination and the Meeting

Do any of JATT’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 10

6.	We note your disclosure that the Sponsor agreed to loan you “an aggregate of up to” $300,000 in working capital loans to cover expenses related to the Business Combination pursuant to a promissory note and that the Sponsor has informed you that it intends to convert the loan into 300,000 warrants on the same terms as the Private Placement Warrants. Please revise your disclosure here and elsewhere in the prospectus to state the amount of working capital loans currently outstanding.

Response: In response to the Staff’s comment the company advises that page 12 now reflects that the Sponsor has not yet decided whether to be repaid in cash or convert into working capital warrants. The disclosures regarding outstanding working capital loan balance have been revised on pages 12, 23, 31, 92, 120, 188, 259, 266 and 271.

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The Parties to the Business Combination Zura, page 21

7.	Please balance and expand on your disclosure regarding Zura to:

●	state that Zura was recently formed on January 18, 2022 and that it has not conducted any clinical tests itself, nor have any clinical tests been conducted during the period since its inception;

●	state that Zura does not have any product candidates approved for sale and has not generated any revenue from product sales to date;

●	note that the publicly reported clinical data regarding ZB-168 in patients with an autoimmune disease was not conducted in patients with your lead indication; and

●	provide the current status of the planned randomized phase 2 study in AA, including whether Zura has made an IND submission with the FDA.

Response: The Company has revised the disclosure on page 24 of the Registration Statement to address the Staff’s comment.

8.	We note your disclosure here and on page 185 that “[b]eyond AA, Zura continues to explore additional indications, and looks to start these phase 2 trials in 2023 and beyond.” Please state the specific indications that are being explored and provide the current status of the planned phase 2 trials for these indications.

Response: In response to the Staff’s comment, the Company respectfully notes that the specific indications are yet to be determined. The Company plans to begin the phase 2 trials before the end of 2023. The Company has revised the disclosure on page 193 of the Registration Statement to address the Staff’s comment.

Risks Related to Zura's Limited Operating History, Financial Condition and Capital Requirements

If we are unable to raise capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate..., page 39

9.	We refer to your disclosure here that based on your current operating plan, you believe “[y]our existing cash, cash equivalents and short-term marketable securities, will be sufficient to fund [y]our operations through 2024, after giving effect to the anticipated net proceeds from the Business Combination and PIPE Financing” and your disclosure on page 215 that based on your current business plans, you believe that “the anticipated net proceeds from the Proposed Business Combination will enable [you] to fund [y]our operating expenses and capital requirements through at least the next twelve months.” Please reconcile these disclosures. Additionally, please indicate how far into the development of ZB-168 you anticipate you will be able to reach after the Proposed Business Combination based on your current operating plan. In this regard, we note your disclosure on page 103 that “Zura will require additional capital to complete the research and development and potential commercialization of its treatments and asset acquisitions.”

Response: The Company anticipates that the proceeds of the Business Combination will suffice to fund operations through 2024. By that time we expect to have the results of at least one phase 2 study. The Company has revised the disclosure on pages 45, 109 and 225 of the Registration Statement to address the Staff’s comment.

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Risks Related to Zura's Intellectual Property

We depend on license agreement with Pfizer to permit us to use certain patents, know-how and technology..., page 54

10.	We note your disclosure here that your obligation to pay Pfizer a multi-million dollar transaction completion payment does not apply to “any business combination where [y]our securities are listed on a stock exchange (e.g., a transaction with a special purpose acquisition company).” Please clearly indicate whether you expect the proposed business combination with Zura to fall within this carve out. If material, please discuss any risk associated with the possibility that the business combination will be completed but the securities of New JATT will not be successfully listed on NYSE or another stock exchange.

Response: The Business Combination is expected to fall within this carve out. To address the Staff’s comment, the Company has revised the disclosure on page 59 of the Registration Statement, as well as the risk factor on page 84 of the Registration Statement pertaining to the risks associated with NYSE delisting.

Risks Related to JATT and the Business Combination, page 80

11.	Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: We acknowledge the Staff’s comment and added an additional risk factor on page 77.

JATT's shareholders will experience immediate dilution as a consequence of, among other transactions, the issuance of New JATT Class A..., page 88

12.	We note your disclosure that in a no-redemption scenario, "the Sponsor, officers, directors and other holders of founder shares will retain an ownership interest of approximately 9.0% of New JATT." Please also disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including warrants.

Response: We acknowledge the Staff’s comment and revised the disclosures on the cover page and on page 95.

Risks Related to JATT and the Business Combination

The Merger may be a taxable event for U.S. Holders of JATT Class A Ordinary Shares and Warrants., page 89

13.	We refer to your disclosure here and on page 153 that the income tax consequences of the Business Combination will depend primarily upon whether the Business Combination qualifies as a “reorganization” within the meaning of Section 368 of the Code. The disclosure states that holders should not recognize gain or less both if the Business Combination qualifies as a reorganization and if it fails to qualify as a reorganization. Please clarify this disclosure.

Response: We acknowledge the Staff’s comment and revised the disclosures on the page 95 and 161.

Redemption Rights, page 93

14.	We note your disclosure that “[i]f a substantial number of JATT Class A Ordinary Shares are redeemed, we may not be able to meet certain closing conditions, and as a result, would not be able to proceed with the Business Combination.” Please expand on this disclosure to discuss the specific closing conditions you may not be able to meet as a result of a high number of redemptions. In this regard, we note that elsewhere in the prospectus you appear to suggest that you would still be able to satisfy the $65 million cash on hand requirement even in a maximum redemption scenario.

Response: In response to the Staff’s comment, the Company has elected to delete the referenced statement.

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Background of the Business Combination, page 96

15.	We note your disclosure that Raymond James acted as sole book-running manager for the IPO, and their underwriting fees consisted of $2,280,000 paid at the closing of the IPO and $4,010,000 in deferred underwriting fees to be paid at the closing of the business combination. We also note that Raymond James was engaged as your sole and exclusive financial advisor in connection with the potential business combination with Zura, including the private placement of securities by JATT in connection therewith. Please tell us, with a view to disclosure, whether you have received any notice from Raymond James about it ceasing involvement in your transaction and, if so, how that may impact your transaction or the deferred underwriting compensation owed to Raymond James for the IPO.

Response: We acknowledge the Staff’s comment and after consultation with Raymond James advise that we have not had any notice from Raymond James about ceasing involvement in our transaction.

Opinion of Vantage Point, page 104

16.	We refer to your disclosure that “no officer, director, employee or shareholder of Vantage Point Advisors, Inc. shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.” Please remove this statement or, if true, revise it so that it is clear the language is a quotation from the Vantage Point fairness opinion and is not intended as a statement regarding the rights of shareholders.

Response: We acknowledge the Staff’s comment and revised the disclosure on page 111.

Unaudited Pro Forma Condensed Combined Financial Information, page 168

17.	Please present the historical basic and diluted per share amounts on the face of the pro forma condensed combined statement of operations as required by Rule 11-02 of Regulation S-X.

Response: The Company has revised the disclosure on page 173 of the Registration Statement to address the Staff’s comment.

18.	We note on page 169 that the merger consideration will be in an aggregate value of $165 million. Please present the components of total consideration transferred and how they are measured.

Response: The Company has revised the disclosure on page 174 of the Registration Statement to address the Staff’s comment.

19.	Please disclose whether there are any tax effects on the pro forma adjustments. Refer to paragraph b(5) of Rule 11-02.

Response: The Company has revised the disclosure on page 174 of the Registration Statement to address the Staff’s comment.

20.	Please reconcile adjustment (i)'s balance of $139,415,000 with the total "Class A ordinary shares subject to possible redemption" on the March 31, 2022 balance sheet of $139,380,000.

Response: The Company has revised the disclosure on page 174 of the Registration Statement to address the Staff’s comment.

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21.	With respect to adjustment (bb), we note in adjustment (h) that approximately $3 million of public warrants are classified to equity. Please reconcile the difference or revise.

Response: The Company has revised the disclosure on page 174 of the Registration Statement to address the Staff’s comment.

22.	Please state the share amount of any dilutive outstanding securities that were excluded from the computation of pro forma net loss per share because of their anti-dilutive effect. You indicated throughout the filing that you have unexercised stock options.

Response: The Company has revised the disclosure on page 174 of the Registration Statement to address the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of JATT

Results of Operations , page 182

23.	Please discuss the results of operations for the period from March 10, 2021 (inception) through December 31, 2021 and for the three months ended March 31, 2022.

Response: We acknowledge the Staff’s comment and revised the disclosure on page 189 and have updated it through June 30, 2022.

Our Focus: Inflammatory Diseases Involving IL7 and TSLP, page 187

24.	We note that the graphic included on this page, as well as the graphics included on pages 189, 192, 198 and 199, are difficult to read. In your next amendment, please include higher resolution copies of these images or otherwise ensure the information contained in the graphics is easily legible.

Response: To the extent possible, we are submitting higher-resolution graphics for inclusion in the Registration Statement.

Clinical Development to Date, page 190

25.	Please revise your descriptions of the three clinical studies of ZB-168 conducted by Pfizer to include the endpoints of each study.

Response: The Company has revised the disclosures on pages 200 and 202 of the Registration Statement to address the Staff’s comment.

Resolution of the FDA Clinical Hold, page 200

26.	We refer to your statement that there were certain "conditions/requirements" in connection with the FDA lifting the clinical hold. Please disclose whether or not you will be required to comply with any of these conditions or requirements in connection with your planned clinical trials.

Response: The Company has revised the disclosure on page 209 of the Registration Statement to address the Staff’s comment.

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ZB-168 for the Treatment of Alopecia Areata Epidemiology, page 201

27.	We note your statement that "[t]he global market for treatments for alopecia is expected to grow at a CAGR of 5.1% during the period 2022-2028 to reach a size of $13.8 billion in 2028." Please discuss any material assumptions underlying these projections.

Response: In response to the Staff’s comment, the Company respectfully notes that this statement is not based on our internal assumptions but on an analysis published by an objective third-party source. See: https://www.prnewswire.com/news-releases/global-alopecia-market-size-to-reach-usd-13-80-billion-in-2028--says-reports-and-data-301500078.html

IL7 and TSLPs role in AA, page 204

28.	Please note determinations with respect to safety and efficacy are within the sole authority of the FDA, EMA or equivalent foreign regulator. Please revise your registration statement to remove statements relating to safety and efficacy in instances where you have not yet received full approval for your product candidates. For example, we note your statements on page 204 that "[t]argeting the IL7R is expected to have a distinct mode of action compared to other biological inhibitors and potentially safer than other inhibitors that target multiple intracellular signaling molecules, like JAK inhibitors" and that "[t]argeting IL7R may have a significant safety advantage over JAK inhibitors, a drug class that comes with a black box warning."

Response: The Company has revised the disclosure on page 213 of the Registration Statement to address the Staff’s comment.

License Agreement, page 212

29.	Please revise your description of the Pfizer License Agreement to include a description of the termination provisions under the agreement and to provide the royalty terms and the royalty rates under the agreement.

Response: The Company has revised the disclosures on pages 216 and 221 of the Registration Statement to address the Staff’s comment.

Components of Results of Operations Operating Expenses

Research and Development Expenses, page 213

30.	We refer to your disclosure that you cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of your product candidate due to the inherently unpredictable nature of preclinical and clinical development. Please reconcile this statement with your statements on pages 21, 185 and 205 that you plan to start a phase 2 study in AA in second half of 2023.

Response: In response to the Staff’s comment, the Company respectfully notes that while we cannot determine with certainty the timing of future preclinical or clinical studies, the Company intends to begin the phase 2 study in AA prior the end of 2023. The Company has revised the disclosure on page 222 of the Registration Statement to address the Staff’s comment.

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Liquidity and Capital Resources Capital Requirements, page 215

31.	We refer to your disclosure that under the terms of the Pfizer Agreement, you will be required to pay Pfizer certain milestone payments "prior to the time at which [you] are able to generate sufficient revenue, if any, from commercial sales of any of [y]our product candidates." Please expand on this disclosure to note the sources you intend to use to make such milestone payments. If material, please discuss the risk that payment of these milestone payment may impact your ability to fund development of your product candidate.

Response: The Company has revised the disclosure on page 224 of the Registration Statement to address the Staff’s comment.

Conflicts of Interest, page 225

32.	We note that under your amended and restated memorandum and articles of association, you have waived the corporate opportunities doctrine. In addition to noting this as a potential conflict of interest, please discuss whether it impacted your search for an acquisition target.

Response: The Company has revised the disclosure on page 235 of the Registration Statement to address the Staff’s comment.

Incentive Arrangements, page 230

33.	We refer to your disclosure that on June 8, 2022, Zura granted certain options to David Brady. Please disclose the relationship between Mr. Brady and Zura.

Response: In response to the Staff’s comment, the Company respectfully notes that Mr. Brady is an employee of Zura Bio. The Company has revised the disclosure on page 240 of the Registration Statement to address the Staff’s comment.

Combined Company Management and Governance After the Business Transaction, page 232

34.	With respect to Mr. Levy and Dr. Kulkarni, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company. Please refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the disclosures on pages 242 and 243 of the Registration Statement to address the Staff’s comment.

Executive Compensation Arrangements, page 233

35.	Once finalized, please file the respective employment agreements with Drs. Sidhu and Cote-Sierra as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Company respectfully notes that the employment agreements with Drs. Sidhu and Cote-Sierra have not yet been finalized. We plan to file these agreement by amendment once they have been finalized.

Security Ownership of Certain Beneficial Owners and Management, page 240

36.	Please identify the beneficial owners of shares held by Athanor Capital LP, Magnetar Financial LLC and Hudson Bay Capital Management LP.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 251 and 252.

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37.	The post-business combination beneficial ownership tables do not appear to include the PIPE Investor. Please include the PIPE Investor in these tables as the 2,000,000 JATT Class A Ordinary Shares to be issued to the PIPE Investor pursuant to the Subscription Agreement would appear to make them a five percent holder.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 251.

Founder Shares, page 243

38.	The description of the founder shares notes that they are generally not transferable until "one year after the completion of our initial business combination." Please revise this description to discuss (i) the amendment to the Insider Letter Agreement lowering this period to six months and (ii) the six-month, twelve-month and twenty-four month lock-up periods that will take effect at the Closing.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 255.

Zura Bio Limited Financial Statements Notes to Financial Statements

Note 3 - License Agreement , page F-50

39.	Please revise your description of the Pfizer License Agreement to narrow the royalty range from "double digits" to no more than ten percentage points (for example, between twenty and thirty percent).

Response: The Company has revised the disclosures on pages F-76 and F-89 of the Registration Statement to address the Staff’s comment.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

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